FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, October 22, 2009

FAIRFAX ANNOUNCES RESULTS OF SUCCESSFUL TENDER OFFER FOR SHARES OF COMMON STOCK OF ODYSSEY RE

(Note: All dollar amounts in this press release are expressed in U.S.  dollars.)

Fairfax Financial Holdings Limited (“Fairfax”) announced that its wholly-owned subsidiary has accepted for payment all of the shares of common stock (“Shares”) of Odyssey Re Holdings Corp. (“Odyssey Re”) (NYSE: ORH) validly tendered in response to the previously announced tender offer for all the outstanding Shares not already owned by Fairfax, and that payment for such Shares will be made promptly in accordance with the terms of the offer. The tender offer expired at 12:00 midnight, New York City time, on Wednesday, October 21, 2009.

The depositary for the tender offer advised Fairfax that as of the expiration of the tender offer, a total of 14,335,361 Shares had been tendered, which includes 967,013 Shares subject to guaranteed delivery.  The tendered Shares represent approximately 89% of the outstanding Shares not owned by Fairfax and satisfies the non-waivable majority of minority condition to the tender offer.  Stockholders who have tendered their Shares will promptly receive $65.00 per Share.  Upon purchase of the tendered shares, Fairfax will own approximately 97% of the 58,450,127 outstanding Shares.

“We are pleased that Odyssey Re minority stockholders supported this transaction,” said Prem Watsa, Chairman and CEO of Fairfax. Mr. Watsa added, “As previously announced, there will be no changes in Odyssey Re's strategic or operating philosophy.  Under the excellent leadership of Andy Barnard, President and CEO, Odyssey Re will continue to operate its business exactly as it has always been run.”

As soon as practicable following purchase of the tendered shares, Fairfax will cause a wholly-owned subsidiary to complete a short-form merger with and into Odyssey Re.  No vote of Odyssey Re stockholders is required in connection with the merger.  As a result of the merger, all shares of Odyssey Re’s common stock held by the remaining minority stockholders of Odyssey Re will be cancelled and, subject to appraisal rights under Delaware law, converted into the right to receive $65.00 per share in cash. Following the merger, it is expected that Odyssey Re’s common stock will cease to be traded on the New York Stock Exchange.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

This press release include certain forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to the risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, except as required by law.

For further information contact:     Greg Taylor, Chief Financial Officer, at (416) 367-4941

                                                          Media Contact:  Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946